Exhibit 99.71

TSX-V: GOLD OTCQX: GLDLF

February 28, 2019

All Canadian Securities Regulatory Authorities

Dear Sirs:

Re: 2019 Annual General and Special Meeting of GoldMining Inc.

As required by Section 2.2 of National Instrument 54-101, please be advised of the following:

Issuer:	GoldMining Inc.
Meeting Type:	Annual General and Special Meeting
CUSIP #:	38149E101
Class of Security entitled to receive Notice:	Common
Class of Security entitled to Vote:	Common
Record Date for Notice:	March 25, 2019
Record Date for Voting:	March 25, 2019
Beneficial Ownership Determination Date:	March 25, 2019
Meeting Date:	May 23, 2019
Place of Meeting:	Vancouver, British Columbia
Company sending materials directly to NOBOs:	No
Company to pay for delivery of materials to OBOs:	No
Notice-and-Access for Registered Holders:	Yes
Registered Holders Stratification Criteria:	Not applicable
Notice-and-Access for Beneficial Holders:	Yes
Beneficial Holders Stratification Criteria:	Not applicable

If you require further information, please contact the undersigned.

Yours truly,

GOLDMINING INC.

/s/ Patrick Obara

Patrick Obara
Chief Financial Officer and Secretary

Suite 1830, 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3  Tel: (855) 630 1001  Fax: (604) 682 3591

www.GoldMining.com